Filed by Johnson & Johnson
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215
The following is an excerpt from Johnson & Johnson’s “Johnson & Johnson Reports 2023 Second-Quarter Results” email to employees, delivered on July 20, 2023:
Notably, you may have also seen that today we announced our intention to split-off shares of Kenvue through an exchange offer.

The following is an excerpt from Johnson & Johnson’s “Beyond the Numbers” video, linked in the email to employees and published on July 20, 2023:

The big news here that we communicated this morning was our intention regarding the next step for further separation. Subject to final approvals and market conditions, we intend to “split off” shares of Kenvue. This form of separation would provide Johnson & Johnson shareholders the potential choice of trading in shares of JNJ for shares of Kenvue.
Nothing has been launched for this exchange process but rest assured, should and once this plan be enacted, communications as to what you may need to consider will be provided. Stay tuned.
Forward-Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.
Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Kenvue will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a Prospectus. There can be no assurances that Johnson & Johnson will commence the exchange offer on the terms described in this communication or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
If the exchange offer is commenced, Johnson & Johnson will file with the SEC a Schedule TO, which will contain important information about the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov.